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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

GNB Bank (Panama) S.A.
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   (Last)                           (First)             (Middle)

Torre Banco Continental
Piso 30, Calle 50 y Aquilino De La Guardia
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                                    (Street)

Panama City                     Republic of Panama
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   (City)                           (State)              (Zip)


     PHONE1GLOBALWIDE INC.-PHGW.OB
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


     November, 2002
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4.   Statement for Month/Year



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5.   If Amendment, Date of Original (Month/Year)



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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                    6.
                                                      4.                            5.              Owner-
                                                      Securities Acquired (A) or    Amount of       ship
                                       3.             Disposed of (D)               Securities      Form:       7.
                      2.               Transaction    (Instr. 3, 4 and 5)           Beneficially    Direct      Nature of
                      Trans-           Code           --------------------------    Owned at End    (D) or      Indirect
1.                    action           (Instr. 8)                  (A)              of Month        Indirect    Beneficial
Title of Security     Date             ------------    Amount      or      Price    (Instr. 3       (I)         Ownership
(Instr. 3)            (mm/dd/yy)       Code     V                  (D)              and 4)          (Instr.4)   (Instr. 4)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                         9.          Owner-
                                                                                                         Number      ship
                                                                              7.                         of          Form
          2.                                                                  Title and                  Deriv-      of
          Conver-                     5.                                      Amount of                  ative       Deriv-  11.
          sion                        Number of                               Underlying                 Secur-      ative   Nature
          or                          Derivative            6.                Securities        8.       ities       Secur-  of
          Exer-              4.       Securities            Date              (Instr.3          Price    Benefi-     ity:    In-
          cise     3.        Trans-   Acquired (A)          Exercisable and   and 4)            of       cially      Direct  direct
1.        Price    Trans-    action   or Disposed           Expiration Date   -------------     Deriv-   Owned       (D) or  Bene-
Title of  of       action    Code     of(D)                 (Month/Day/Year)         Amount     ative    at End      In-     ficial
Deriva-   Deriv-   Date      (Instr.  (Instr. 3,            ----------------         or         Secur-   of          direct  Owner-
tive      ative    (Month/   8)       4 and 5)              Date    Expira-          Number     ity      Month       (I)     ship
Security  Secur-   Day/      -------  --------------------  Exer-   tion             of         (Instr.  (Instr.     (Instr. (Instr.
(Instr.3) ity      Year)     Code V   (A)       (D)         cisable Date      Title  Shares     5)       4)          4)      4)
------------------------------------------------------------------------------------------------------------------------------------
$5
million
Convert-                                                                      Common
ible Note $.40(1)  11/26/02  J(1)     12,500,000            Immed.  10/31/03  Stock  12,500,000 $.40(1)  12,500,000  D       N/A
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Option
for $5
Million
Convert-                                                                      Common                     72,901,188
ible Note $.40(1)  11/26/02  J(1)               12,500,000  Immed.  10/31/03  Stock  12,500,000 $.40(1)      (2)     D       N/A
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===================================================================================================================================

Explanation of Responses:
(1)  Please see attached
(2)  Please see attached

GNB Bank (Panama) S.A.


By: /s/Camilo Verastegui                                    November 27, 2002
   ------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displaus a currently valid OMB Number

Footnotes to Table II:


(1) The Reporting Person, in a private transaction with the Issuer, exercised an option to loan $5 Million to the Issuer in exchange for a Convertible Note due October 31, 2003 (the "$5 Million Note"). The Reporting Person may elect to convert the $5 Million Note into shares of common stock (or any other class of securities which any other lender with conversion rights elects to convert its debt) at a conversion price of $.40 per share (the "Conversion Price"). The Conversion Price contains an anti-dilution adjustment and is subject to downward adjustment to the amount of any subsequent sale of common stock by the Issuer for less than $.40 per share.

(2) Includes: (i) 7,000,000 shares of Series A 8% Convertible Preferred Stock, convertible into 10,401,188 shares of Common Stock, subject to certain weighted average anti-dilution adjustments; and (ii) 50,000,000 shares (subject to certain anti-dilution adjustments identical to the $5 Million Note) of Common Stock issueable in connection with the conversion of a $20 Million Convertible Note previously reported by the Reporting Person.